Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Qualtrics International Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-252521) on Form S-8 of Qualtrics International Inc. of our report dated March 9, 2021, with respect to the consolidated balance sheets of Qualtrics International Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Qualtrics International Inc. Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Salt Lake City, Utah
March 9, 2021